Remgro
Limited

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399

5 May 2006

Securities and Exchange Commission
Division of Corporate Finance
100F Street, North East
WASHINGTON, D.C. 20549
United States of America

RE: REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)

Ladies and Gentlemen

In connection with Remgro Limited's ("the Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached 5 copies of an announcement in respect of Remgro's Updated Transition Report - Transition to International Financial Reporting Standards (IFRS).

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely

Mariza Lubbe
Company Secretary

dlw 6/7

Enclosures: 5 Copies of the annual report
1 Copy of this letter to be returned to Mr Chilstrom

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem
Ms Tatyana Vesselovskaya

Remgro
Limited

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399

5 May 2006

Securities and Exchange Commission
Division of Corporate Finance
100F Street, North East
WASHINGTON, D.C. 20549
United States of America

RE: REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)

Ladies and Gentlemen

In connection with Remgro Limited's ("the Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached 5 copies of an announcement in respect of Remgro's Updated Transition Report - Transition to International Financial Reporting Standards (IFRS).

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely

Mariza Lubbe
Company Secretary

Enclosures: 5 Copies of the annual report
1 Copy of this letter to be returned to Mr Chilstrom

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem
Ms Tatyana Vesselovskaya

Remgro Limited

Registration number 1968/006415/06
ISIN ZAE000026480 – Share Code REM

UPDATED TRANSITION REPORT – TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Revised unaudited financial information for the year ended 31 March 2005 and the six months ended 30 September 2004 under IFRS

INLEIDING

Op 24 November 2005 het Remgro sy tussenresultate vir die ses maande geëindig 30 September 2005 en sy Verslag oor Oorgang na Internasionale Finansiële Rapporteringstandaarde (IFRS) gepubliseer.

Aandag is daarop gevestig dat sekere geassosieerde maatskappye op daardie stadium nog nie in 'n posisie was om die nodige IFRS-inligting aan Remgro te verskaf om Remgro in staat te stel om dit in sy finansiële resultate te inkorporeer nie. Dit het betrekking gehad op geassosieerde maatskappye met latere jaareindes as dié van Remgro, d.i. FirstRand Beperk, RAB Beherend Beperk (beide Junie-jaareinde) en Nampak Beperk (September-jaareinde). Aangesien daardie maatskappye latere jaareindes as Remgro het, het dit gelei tot hul latere implementering van IFRS.

Die JSE Beperk het vrystelling aan Remgro verleen rakende voldoening aan die vereistes van IFRS met betrekking tot genoteerde geassosieerde maatskappye wat nog nie hul hersaamgestelde IFRS-resultate gepubliseer het voor Remgro sy tussenverslag vir die ses maande geëindig 30 September 2005 vrygestel het nie.

Die maatskappye hierbo genoem het onlangs hul resultate en hersaamgestelde IFRS-inligting aangekondig. Remgro het gevolglik sy IFRS-inligting opgedateer wat ook die gerapporteerde tussenresultate vir die ses maande geëindig 30 September 2005 beïnvloed het.

Hierdie dokument sluit die volgende in:

- Rekonsiliasie van inkomstestate vir die ses maande geëindig 30 September 2004 en die jaar geëindig 31 Maart 2005
- Rekonsiliasie van totale bates, laste en ekwiteite op 1 April 2004, 30 September 2004 en 31 Maart 2005
- Rekonsiliasie van aandeelhouersekwiteit op 1 April 2004, 30 September 2004 en 31 Maart 2005
- 'n Bylaag wat die gewysigde finansiële resultate vir die tydperke geëindig 30 September 2005, 30 September 2004 en 31 Maart 2005 en finansiële posisie soos op daardie datums bevat

GRONDSLAG VAN VOORBEREIDING, OORGANGSBEPALINGS EN WESENTLIKE AANPASSINGS

Daar was geen veranderinge in die grondslag van voorbereiding, oorgangsbepalings en wesentlike aanpassings soos gepubliseer op 24 November 2005 nie.

REKONSILIASIE VAN DIE INKOMSTESTATE

	Jaar geëindig 31 Maart 2005 R'm	Ses maande geëindig 30 September 2004 R'm
WINS TOESKRYFBAAR AAN EKWITEITHOUERS VAN DIE MAATSKAPPY		
Soos voorheen gerapporteer ingevolge SA AARP	8 807	3 622
Vorige jaar aansuiwerings	6	9
Hersaamgestel ingevolge SA AARP	8 813	3 631
IFRS-aansuiwerings	(295)	321
Aandeelgebaseerde betalings	(8)	(4)
Aftreevoordele	(2)	(1)
Eiendom, aanleg en toerusting	4	4
Van geassosieerde maatskappye		
– Uitsonderlike items	(345)	306
– Ander	56	16
Soos gerapporteer ingevolge IFRS	8 518	3 952
WESENSVERDIENSTE		
Soos voorheen gerapporteer ingevolge SA AARP	4 982	2 462
Vorige jaar aansuiwerings	6	9
Hersaamgestel ingevolge SA AARP	4 988	2 471
IFRS-aansuiwerings	51	16
Aandeelgebaseerde betalings	(8)	(4)
Aftreevoordele	(2)	(1)
Eiendom, aanleg en toerusting	4	4
Van geassosieerde maatskappye		
– Uitsonderlike items	1	1
– Ander	56	16
Soos gerapporteer ingevolge IFRS	5 039	2 487

Verwys na die bylaag vir die gedetailleerde uiteensetting van die gewysigde inkomstestate.

	Soos gerapporteer ingevolge IFRS 31 Maart 2005	30 September 2004
Aantal gewone aandele uitgereik	487 097 002	496 248 772
Geweegde aantal gewone aandele uitgereik	497 292 403	500 377 065
Basiese verdienste per aandeel (sent)	1 712.9	789.8
Basiese verdienste per aandeel – verwater (sent)	1 677.2	763.3
Wesensverdienste per aandeel (sent)	1 013.3	497.0
Wesensverdienste per aandeel – verwater (sent)	985.8	480.6
Netto batewaarde per aandeel – teen boekwaarde (Rand)	R71.51	R63.71

	Soos voorheen gerapporteer ingevolge SA AARP 31 Maart 2005	30 September 2004
Aantal gewone aandele uitgereik	487 097 002	496 248 772
Geweegde aantal gewone aandele uitgereik	497 292 403	500 377 065
Basiese verdienste per aandeel (sent)	1 771.0	723.9
Basiese verdienste per aandeel – verwater (sent)	1 765.4	721.8
Wesensverdienste per aandeel (sent)	1 001.8	492.0
Wesensverdienste per aandeel – verwater (sent)	998.7	490.6
Netto batewaarde per aandeel – teen boekwaarde (Rand)	R71.77	R64.06

REKONSILIASIE VAN BATES, LASTE EN EKWITITEIT

	31 Maart 2005 R'm	30 Sept 2004 R'm	1 April 2004 R'm
BATES			
Soos voorheen gerapporteer ingevolge SA AARP	39 826	36 018	33 730
Vorige jaar aansuiwerings	22	(134)	15
Hersaamgestel ingevolge SA AARP	39 848	35 884	33 745
IFRS-aansuiwerings	(109)	(113)	(477)
Aftreevoordele	–	–	(1)
Eiendom, aanleg en toerusting	115	104	96
Ander	12	11	12
Van geassosieerde maatskappye	(236)	(228)	(584)
Soos gerapporteer ingevolge IFRS	39 739	35 771	33 268
LASTE			
Soos voorheen gerapporteer ingevolge SA AARP	2 855	2 379	2 319
Vorige jaar aansuiwerings	–	(65)	–
Hersaamgestel ingevolge SA AARP	2 855	2 314	2 319
IFRS-aansuiwerings	40	26	23
Aftreevoordele	1	–	(3)
Eiendom, aanleg en toerusting	16	4	3
Ander	23	22	23
Soos gerapporteer ingevolge IFRS	2 895	2 340	2 342
EKWITEIT			
Soos voorheen gerapporteer ingevolge SA AARP	36 971	33 639	31 411
Vorige jaar aansuiwerings	22	(69)	15
Hersaamgestel ingevolge SA AARP	36 993	33 570	31 426
IFRS-aansuiwerings	(149)	(139)	(500)
Aftreevoordele	(1)	–	2
Eiendom, aanleg en toerusting	99	100	93
Ander	(11)	(11)	(11)
Van geassosieerde maatskappye	(236)	(228)	(584)
Soos gerapporteer ingevolge IFRS	36 844	33 431	30 926

Verwys na die bylaag vir die gedetailleerde uiteensetting van die gewysigde balansstate.

KONTANTVLOEISTAAT

Geen van die IFRS-aanpassings aan die kontantvloeistaat was wesentlik nie.

Verwys na die bylaag vir die gedetailleerde uiteensetting van die gewysigde kontantvloeistate.

INTRODUCTION

On 24 November 2005 Remgro published its interim results for the six months ended 30 September 2005 and its Report on Transition to International Financial Reporting Standards (IFRS).

Attention was drawn to the fact that at that stage certain associated companies were not in a position to provide Remgro with the necessary IFRS information in order for Remgro to incorporate it in its financial results. This related to associated companies with later year-ends than Remgro, i.e. FirstRand Limited and RMB Holdings Limited (both June year-ends) and Nampak Limited (September year-end). Due to the fact that those companies have later year-ends than Remgro, it resulted in their later implementation of IFRS.

The JSE Limited had granted Remgro exemption from complying with IFRS in respect of listed associated companies that had not yet published their restated IFRS results prior to Remgro releasing its interim results for the six months ended 30 September 2005.

The companies mentioned above have recently announced their results and restated IFRS information. Remgro has consequently revised its IFRS information which also has an impact on the reported interim results for the six months ended 30 September 2005.

This document includes the following:

- Reconciliation of income statements for the six months ended 30 September 2004 and the year ended 31 March 2005
- Reconciliation of total assets, liabilities and equity at 1 April 2004, 30 September 2004 and 31 March 2005
- Reconciliation of shareholders equity at 1 April 2004, 30 September 2004 and 31 March 2005
- An annexure containing the revised financial results for the periods ended 30 September 2005, 30 September 2004 and 31 March 2005 and financial position as at those dates

BASIS OF PREPARATION, TRANSITIONAL ARRANGEMENTS AND MATERIAL ADJUSTMENTS

There have been no changes to the basis of preparation, transitional arrangements and material adjustments to that published on 24 November 2005.

RECONCILIATION OF INCOME STATEMENTS

	Year ended 31 March 2005 R'm	Six months ended 30 September 2004 R'm
Profit attributable to equity holders of the company		
As previously reported under SA GAAP	8 807	3 622
Prior year adjustments	6	9
Restated under SA GAAP	8 813	3 631
IFRS adjustments	(295)	321
Post-retirement benefits	(2)	(1)
Property, plant and equipment	4	4
Share-based payments	(8)	(4)
From associated companies		
– Exceptional items	(345)	306
– Other	56	16
As reported under IFRS	8 518	3 952
Headline earnings		
As previously reported under SA GAAP	4 982	2 462
Prior year adjustments	6	9
Restated under SA GAAP	4 988	2 471
IFRS adjustments	51	16
Post-retirement benefits	(2)	(1)
Property, plant and equipment	4	4
Share-based payments	(8)	(4)
From associated companies		
– Exceptional items	1	1
– Other	56	16
As reported under IFRS	5 039	2 487

Refer to the annexure for the detailed breakdown of the revised income statements.

	As reported under IFRS 31 March 2005	30 September 2004
Number of ordinary shares in issue	487 097 002	496 248 772
Weighted number of ordinary shares in issue	497 292 403	500 377 065
Basic earnings per share (cents)	1 712.9	789.8
Basic earnings per share – diluted (cents)	1 677.2	763.3
Headline earnings per share (cents)	1 013.3	497.0
Headline earnings per share – diluted (cents)	985.8	480.6
Net asset value per share – at book value (Rand)	R71.51	R63.71

	As previously reported 31 March 2005	30 September 2004
Number of ordinary shares in issue	487 097 002	496 248 772
Weighted number of ordinary shares in issue	497 292 403	500 377 065
Basic earnings per share (cents)	1 771.0	723.9
Basic earnings per share – diluted (cents)	1 765.4	721.8
Headline earnings per share (cents)	1 001.8	492.0
Headline earnings per share – diluted (cents)	998.7	490.6
Net asset value per share – at book value (Rand)	R71.77	R64.06

RECONCILIATION OF ASSETS, LIABILITIES AND EQUITY

	31 March 2005 R'm	30 Sept 2004 R'm	1 April 2004 R'm
Assets			
As previously reported under SA GAAP	39 826	36 018	33 730
Prior year adjustments	22	(134)	15
Restated under SA GAAP	39 848	35 884	33 745
IFRS adjustments	(109)	(113)	(477)
Post-retirement benefits	–	–	(1)
Property, plant and equipment	115	104	96
Other	12	11	12
From associated companies	(236)	(228)	(584)
As reported under IFRS	39 739	35 771	33 268
Liabilities			
As previously reported under SA GAAP	2 855	2 379	2 319
Prior year adjustments	–	(65)	–
Restated under SA GAAP	2 855	2 314	2 319
IFRS adjustments	40	26	23
Post-retirement benefits	1	–	(3)
Property, plant and equipment	16	4	3
Other	23	22	23
As reported under IFRS	2 895	2 340	2 342
Equity			
As previously reported under SA GAAP	36 971	33 639	31 411
Prior year adjustments	22	(69)	15
Restated under SA GAAP	36 993	33 570	31 426
IFRS adjustments	(149)	(139)	(500)
Post-retirement benefits	(1)	–	2
Property, plant and equipment	99	100	93
Other	(11)	(11)	(11)
From associated companies	(236)	(228)	(584)
As reported under IFRS	36 844	33 431	30 926

Refer to the annexure for the detailed breakdown of the revised balance sheets.

CASH FLOW STATEMENT

None of the IFRS adjustments to the cash flow statement were material.

Refer to the annexure for the detailed breakdown of the revised cash flow statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the company								
	Issued capital	**Equity accounted reserves**	**Other non-distributable reserves**	**Fair value reserve**	**Distributable reserves**	**Treasury shares**	**Subtotal**	**Minority interest**	**Total**
For the period ended 31 March 2004									
Balance at 31 March 2004 – under SA GAAP	8	13 704	566	1 215	15 509	(1 293)	29 709	1 702	31 411
Prior year adjustments		15					15		15
Restated under SA GAAP	8	13 719	566	1 215	15 509	(1 293)	29 724	1 702	31 426
IFRS adjustments									
– Foreign exchange differences		(1 633)	(123)		1 756				
– Post-retirement benefits					1		1	1	2
– Property, plant and equipment			94				94	(1)	93
– Share-based payments			5		(5)				
– Other					(11)		(11)		(11)
– From associated companies		(584)					(584)		(584)
Balances at 1 April 2004 under IFRS	8	11 502	542	1 215	17 250	(1 293)	29 224	1 702	30 926
For the period ended 30 September 2004									
Balance at 30 September 2004 – under SA GAAP	8	16 336	575	1 225	15 337	(1 690)	31 791	1 848	33 639
Prior year adjustments		21			(53)		(32)	(37)	(69)
Restated under SA GAAP	8	16 357	575	1 225	15 284	(1 690)	31 759	1 811	33 570
IFRS adjustments									
– Foreign exchange differences		(1 633)	(123)		1 756				
– Property, plant and equipment			94		4		98	2	100
– Share-based payments			9		(9)				
– Other					(11)		(11)		(11)
– From associated companies		(228)					(228)		(228)
Balances at 30 September 2004 under IFRS	8	14 496	555	1 225	17 024	(1 690)	31 618	1 813	33 431
For the period ended 31 March 2005									
Balance at 31 March 2005 – under SA GAAP	8	17 264	1 106	1 261	17 873	(2 552)	34 960	2 011	36 971
Prior year adjustments		22					22		22
Restated under SA GAAP	8	17 286	1 106	1 261	17 873	(2 552)	34 982	2 011	36 993
IFRS adjustments									
– Foreign exchange differences		(1 633)	(123)		1 756				
– Post-retirement benefits					(1)		(1)		(1)
– Property, plant and equipment			94		5		99		99
– Share-based payments			14		(14)				
– Other					(11)		(11)		(11)
– From associated companies		(236)					(236)		(236)
Balances at 31 March 2005 under IFRS	8	15 417	1 091	1 261	19 608	(2 552)	34 833	2 011	36 844

ANNEXURE

This annexure contains the revised financial results for the periods ended 30 September 2005, 30 September 2004 and 31 March 2005 and financial position as at those dates

Toeskryfbaar aan ekwiteithouers van die maatskappy

	Uitgereikte kapitaal	Ekwiteit-verantwoorde reserwes	Ander nie-verdeelbare reserwes	Billike waarde reserwe	Verdeelbare reserwes	Tesourie-aandele	Subtotaal	Minderheidsbelang	Totaal
Vir die tydperk geëindig 31 Maart 2004									
Saldo's op 31 Maart 2004									
– ingevolge SA AARP	8	13 704	566	1 215	15 509	(1 293)	29 709	1 702	31 411
Vorige jaar aansuiwerings		15					15		15
Hersaamgestel ingevolge SA AARP	8	13 719	566	1 215	15 509	(1 293)	29 724	1 702	31 426
IFRS-aansuiwerings									
– Aandeelgebaseerde betalings			5		(5)				
– Aftreevoordele					1		1	1	2
– Eiendom, aanleg en toerusting			94				94	(1)	93
– Wisselkoersverskille		(1 633)	(123)		1 756				
– Ander					(11)		(11)		(11)
– Van geassosieerde maatskappye		(584)					(584)		(584)
Saldo's op 1 April 2004 ingevolge IFRS	8	11 502	542	1 215	17 250	(1 293)	29 224	1 702	30 926
Vir die tydperk geëindig 30 September 2004									
Saldo's op 30 September 2004									
– ingevolge SA AARP	8	16 336	575	1 225	15 337	(1 690)	31 791	1 848	33 639
Vorige jaar aansuiwerings		21			(53)		(32)	(37)	(69)
Hersaamgestel ingevolge SA AARP	8	16 357	575	1 225	15 284	(1 690)	31 759	1 811	33 570
IFRS-aansuiwerings									
– Aandeelgebaseerde betalings			9		(9)				
– Eiendom, aanleg en toerusting			94		4		98	2	100
– Wisselkoersverskille		(1 633)	(123)		1 756				
– Ander					(11)		(11)		(11)
– Van geassosieerde maatskappye		(228)					(228)		(228)
Saldo's op 30 September 2004 ingevolge IFRS	8	14 496	555	1 225	17 024	(1 690)	31 618	1 813	33 431
Vir die tydperk geëindig 31 Maart 2005									
Saldo's op 31 Maart 2005									
– ingevolge SA AARP	8	17 264	1 106	1 261	17 873	(2 552)	34 960	2 011	36 971
Vorige jaar aansuiwerings		22					22		22
Hersaamgestel ingevolge SA AARP	8	17 286	1 106	1 261	17 873	(2 552)	34 982	2 011	36 993
IFRS-aansuiwerings									
– Aandeelgebaseerde betalings			14		(14)				
– Aftreevoordele					(1)		(1)		(1)
– Eiendom, aanleg en toerusting			94		5		99		99
– Wisselkoersverskille		(1 633)	(123)		1 756				
– Ander					(11)		(11)		(11)
– Van geassosieerde maatskappye		(236)					(236)		(236)
Saldo's op 31 Maart 2005 ingevolge IFRS	8	15 417	1 091	1 261	19 608	(2 552)	34 833	2 011	36 844

BYLAAG

Hierdie bylaag bevat die gewysigde finansiële resultate vir die tydperke geëindig 30 September 2005, 30 September 2004 en 31 Maart 2005 en finansiële posisie soos op daardie datums

RECONCILIATION OF EQUITY AS REPORTED ON 24 NOVEMBER 2005 WITH THIS REPORT IN TERMS OF THE UPDATED IFRS INFORMATION

	30 Sept 2005 R'm	31 March 2005 R'm	30 Sept 2004 R'm	1 April 2004 R'm
As previously reported under IFRS	**38 022**	36 886	33 451	30 968
IFRS adjustments of associated companies	**(416)**	(42)	(20)	(42)
Restated under IFRS	**37 606**	36 844	33 431	30 926

RECONCILIATION OF INCOME STATEMENTS AS REPORTED ON 24 NOVEMBER 2005 WITH THIS REPORT IN TERMS OF THE UPDATED IFRS INFORMATION

	Six months ended 30 Sept 2005 R'm	Six months ended 30 Sept 2004 R'm	Year ended 31 March 2005 R'm
PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY			
As previously reported under IFRS	**5 835**	3 936	8 559
From associated companies			
– Exceptional items			
Non-recurring portion of BEE costs	**(319)**	–	–
Other exceptional items	–	(11)	(73)
– Other IFRS adjustments	**(74)**	27	32
Restated under IFRS	**5 442**	3 952	8 518
HEADLINE EARNINGS			
As previously reported under IFRS	**2 809**	2 459	5 006
From associated companies			
– Exceptional items			
Non-recurring portion of BEE costs	**(319)**	–	–
Other exceptional items	**(2)**	1	1
– Other IFRS adjustments	**(74)**	27	32
Restated under IFRS	**2 414**	2 487	5 039
Non-recurring portion of BEE costs	**319**	–	–
Restated under IFRS – excluding non-recurring portion of BEE costs	**2 733**	2 487	5 039

	30 September 2005 R'm	30 September 2004 R'm	31 March 2005 R'm
ASSETS			
Non-current assets			
Property, plant and equipment	**4 203**	3 654	3 995
Biological agricultural assets	**94**	85	94
Investment properties	**31**	29	31
Goodwill and trade marks	**386**	54	386
Investments – Associated companies	**25 661**	25 091	28 201
– Other	**2 622**	1 884	1 948
Loans	**151**	50	157
Deferred taxation	**142**	95	154
	33 290	30 942	34 966
Current assets	**8 043**	4 829	4 773
Cash and cash equivalents	**5 231**	2 469	2 372
Other current assets	**2 812**	2 360	2 401
Total assets	**41 333**	35 771	39 739
EQUITY AND LIABILITIES			
Issued capital	**8**	8	8
Reserves	**38 549**	33 300	37 377
Treasury shares	**(3 112)**	(1 690)	(2 552)
Shareholders' equity	**35 445**	31 618	34 833
Minority interest	**2 161**	1 813	2 011
Total shareholders' equity	**37 606**	33 431	36 844
Non-current liabilities	**980**	688	905
Retirement benefits	**240**	129	232
Long-term loans	**185**	216	200
Deferred taxation	**555**	343	473
Current liabilities	**2 747**	1 652	1 990
Short-term interest-bearing loans	**331**	159	175
Other current liabilities	**2 416**	1 493	1 815
Total equity and liabilities	**41 333**	35 771	39 739
Net asset value per share (Rand) (attributable to equity holders)			
– At book value	**R73.55**	R63.71	R71.51
– At intrinsic value	**R136.36**	R107.77	R119.97

ABRIDGED CONSOLIDATED INCOME STATEMENT

	Six months ended 30 September 2005 R'm	2004 R'm	Year ended 31 March 2005 R'm
Revenue	**6 956**	6 589	12 823
Consolidated profit before taking into account the following	**1 139**	839	1 702
Depreciation	**(148)**	(126)	(262)
Finance costs	**(17)**	(23)	(56)
Impairment of goodwill	**–**	(2)	(3)
Net reversal of impairment of investments and assets	**4**	8	25
Exceptional items *(see Additional information)*	**3 043**	–	2 194
Consolidated profit before tax	**4 021**	696	3 600
Taxation	**(577)**	(192)	(417)
Consolidated profit after tax	**3 444**	504	3 183
Share of after-tax profit of associated companies	**2 230**	3 628	5 742
– Profit before taking into account the following	**2 233**	2 200	4 554
– Impairment of goodwill	**(2)**	(18)	(38)
– Net impairment of investments and assets	**(52)**	–	(31)
– Exceptional items *(see Additional information)*	**51**	1 446	1 257
Net profit for the year	**5 674**	4 132	8 925
Attributable to:			
Equity holders	**5 442**	3 952	8 518
Minority interests	**232**	180	407
	5 674	4 132	8 925

Reconciliation of headline earnings:			
Basic earnings – Attributable net profit	**5 442**	3 952	8 518
Plus/(minus) – portion attributable to equity holders:			
– Impairment of goodwill	**2**	19	40
– Net impairment of investments and assets	**49**	(9)	24
– Exceptional items	**(3 079)**	(1 461)	(3 476)
– Net loss/(surplus), after taxation, on disposal of property, plant and equipment	**–**	(14)	(67)
Headline earnings	**2 414**	2 487	5 039
Non-recurring portion of BEE costs	**319**	–	–
Headline earnings – excluding non-recurring portion of BEE costs	**2 733**	2 487	5 039

Segmental analysis – Headline earnings (excluding non-recurring portion of BEE costs)			
Tobacco interests	**1 264**	1 032	2 063
Financial services	**828**	811	1 715
Industrial interests	**534**	549	1 131
Mining interests	**77**	82	102
Corporate finance and other interests	**30**	13	28
	2 733	2 487	5 039

EARNINGS AND DIVIDENDS PER SHARE

	Six months ended 30 September 2005 Cents	2004 Cents	Year ended 31 March 2005 Cents
Headline earnings	**497.9**	497.0	1 013.3
– Diluted	**487.9**	480.6	985.8
Headline earnings – excluding non-recurring portion of BEE costs	**563.7**	497.0	1 013.3
– Diluted	**553.4**	480.6	985.8
Basic earnings	**1 122.4**	789.8	1 712.9
– Diluted	**1 110.6**	763.3	1 677.2
Dividends			
Ordinary	**133.00**	116.00	314.00
– Interim	**133.00**	116.00	116.00
– Final			198.00
Special (paid on 22 August 2005)	**600.00**		

ABRIDGED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Six months ended 30 September 2005 R'm	2004 R'm	Year ended 31 March 2005 R'm
Balance at 1 April	**36 844**	30 926	30 926
IFRS adjustments at 1 April	**(341)**	–	–
Restated balance at 1 April	**36 503**	30 926	30 926
Net fair value adjustments for the period	**584**	10	46
Net profit	**5 674**	4 132	8 925
Dividends paid	**(3 975)**	(2 025)	(2 645)
Capital invested by minorities	**5**	11	21
Exchange rate adjustments	**(682)**	84	250
Change in reserves of associated companies and other movements	**50**	678	569
Purchase of shares by wholly-owned subsidiary (treasury shares)	**(563)**	(415)	(1 235)
Net shares purchased by The Remgro Share Trust*	**2**	18	(24)
Long-term share incentive scheme reserve	**8**	12	11
Total shareholders' equity	**37 606**	33 431	36 844

** Also accounted for as treasury shares*

REKONSILIASIE VAN EKWITEIT SOOS GERAPPORTEER OP 24 NOVEMBER 2005 MET HIERDIE VERSLAG IN TERME VAN DIE OPGEDATEERDE IFRS INLIGTING

	30 Sept 2005 R'm	31 Maart 2005 R'm	30 Sept 2004 R'm	1 April 2004 R'm
Soos voorheen gerapporteer ingevolge IFRS	**38 022**	36 886	33 451	30 968
IFRS-aansuiwerings van geassosieerde maatskappye	**(416)**	(42)	(20)	(42)
Hersaamgestel ingevolge IFRS	**37 606**	36 844	33 431	30 926

REKONSILIASIE VAN INKOMSTESTATE SOOS GERAPPORTEER OP 24 NOVEMBER 2005 MET HIERDIE VERSLAG IN TERME VAN DIE OPGEDATEERDE IFRS INLIGTING

	Ses maande geëindig 30 Sept 2005 R'm	Ses maande geëindig 30 Sept 2004 R'm	Jaar geëindig 31 Maart 2005 R'm
WINS TOESKRYFBAAR AAN EKWITEITHOUERS VAN DIE MAATSKAPPY			
Soos voorheen gerapporteer ingevolge IFRS	**5 835**	3 936	8 559
Van geassosieerde maatskappye			
– Uitsonderlike items			
Nie-herhalende gedeelte van SEB-koste	**(319)**	–	–
Ander uitsonderlike items	–	(11)	(73)
– Ander IFRS-aansuiwerings	**(74)**	27	32
Hersaamgestel ingevolge IFRS	**5 442**	3 952	8 518
WESENSVERDIENSTE			
Soos voorheen gerapporteer ingevolge IFRS	**2 809**	2 459	5 006
Van geassosieerde maatskappye			
– Uitsonderlike items			
Nie-herhalende gedeelte van SEB-koste	**(319)**	–	–
Ander uitsonderlike items	**(2)**	1	1
– Ander IFRS-aansuiwerings	**(74)**	27	32
Hersaamgestel ingevolge IFRS	**2 414**	2 487	5 039
Nie-herhalende gedeelte van SEB-koste	**319**	–	–
Hersaamgestel ingevolge IFRS – Nie-herhalende gedeelte van SEB-koste uitgesluit	**2 733**	2 487	5 039

VERKORTE GEKONSOLIDEERDE BALANSSTAAT

	30 September 2005 R'm	30 September 2004 R'm	31 Maart 2005 R'm
BATES			
Nie-bedryfsbates			
Eiendom, aanleg en toerusting	**4 203**	3 654	3 995
Biologiese landboubates	**94**	85	94
Beleggingseiendomme	**31**	29	31
Klandisiewaarde en handelsmerke	**386**	54	386
Beleggings			
– Van geassosieerde maatskappye	**25 661**	25 091	28 201
– Ander	**2 622**	1 884	1 948
Lenings	**151**	50	157
Uitgestelde belasting	**142**	95	154
	33 290	30 942	34 966
Bedryfsbates	**8 043**	4 829	4 773
Kontant en kontantekwivalente	**5 231**	2 469	2 372
Ander bedryfsbates	**2 812**	2 360	2 401
Totale bates	**41 333**	35 771	39 739
EKWITEIT EN LASTE			
Uitgereikte kapitaal	**8**	8	8
Reserwes	**38 549**	33 300	37 377
Tesourie-aandele	**(3 112)**	(1 690)	(2 552)
Aandeelhouersekwiteit	**35 445**	31 618	34 833
Minderheidsbelang	**2 161**	1 813	2 011
Totale aandeelhouersekwiteit	**37 606**	33 431	36 844
Nie-bedryfslaste	**980**	688	905
Aftreevoordele	**240**	129	232
Langtermynlenings	**185**	216	200
Uitgestelde belasting	**555**	343	473
Bedryfslaste	**2 747**	1 652	1 990
Korttermyn rentedraende lenings	**331**	159	175
Ander bedryfslaste	**2 416**	1 493	1 815
Totale ekwiteit en laste	**41 333**	35 771	39 739
Netto batewaarde per aandeel (Rand) (toeskryfbaar aan ekwiteithouers)			
– Teen boekwaarde	**R73.55**	R63.71	R71.51
– Teen intrinsieke waarde	**R136.36**	R107.77	R119.97

VERKORTE GEKONSOLIDEERDE INKOMSTESTAAT

	Ses maande geëindig 30 September 2005 R'm	Ses maande geëindig 30 September 2004 R'm	Jaar geëindig 31 Maart 2005 R'm
Omset	**6 956**	6 589	12 823
Gekonsolideerde wins voor inagname van die onderstaande	**1 139**	839	1 702
Waardevermindering	**(148)**	(126)	(262)
Finansieringskoste	**(17)**	(23)	(56)
Waardedaling van klandisiewaarde	**–**	(2)	(3)
Netto terugskryf van waardedaling van beleggings en bates	**4**	8	25
Uitsonderlike items *(sien Addisionele inligting)*	**3 043**	–	2 194
Gekonsolideerde wins voor belasting	**4 021**	696	3 600
Belasting	**(577)**	(192)	(417)
Gekonsolideerde wins na belasting	**3 444**	504	3 183
Belang in na-belaste wins van geassosieerde maatskappye	**2 230**	3 628	5 742
– Wins voor inagname van die onderstaande	**2 233**	2 200	4 554
– Waardedaling van klandisiewaarde	**(2)**	(18)	(38)
– Netto waardedaling van beleggings en bates	**(52)**	–	(31)
– Uitsonderlike items *(sien Addisionele inligting)*	**51**	1 446	1 257
Netto wins vir die jaar	**5 674**	4 132	8 925
Toeskryfbaar aan:			
Ekwiteithouers	**5 442**	3 952	8 518
Minderheidsbelang	**232**	180	407
	5 674	4 132	8 925
Wesensverdienste rekonsiliasie:			
Basiese verdienste – Toeskryfbare netto wins	**5 442**	3 952	8 518
Plus/(minus) – gedeelte toeskryfbaar aan ekwiteithouers:			
– Waardedaling van klandisiewaarde	**2**	19	40
– Netto waardedaling van beleggings en bates	**49**	(9)	24
– Uitsonderlike items	**(3 079)**	(1 461)	(3 476)
– Netto verlies/(oorskot), na belasting, met verkoop van eiendom, aanleg en toerusting	**–**	(14)	(67)
Wesensverdienste	**2 414**	2 487	5 039
Nie-herhalende gedeelte van SEB-koste	**319**	–	–
Wesensverdienste – Nie-herhalende gedeelte van SEB-koste uitgesluit	**2 733**	2 487	5 039
Segmentontleding – Wesensverdienste (Nie-herhalende gedeelte van SEB-koste uitgesluit)			
Tabakbelange	**1 264**	1 032	2 063
Finansiële dienste	**828**	811	1 715
Nywerheidsbelange	**534**	549	1 131
Mynbelange	**77**	82	102
Korporatiewe finansies en ander belange	**30**	13	28
	2 733	2 487	5 039

VERDIENSTE EN DIVIDENDE PER AANDEEL

	Ses maande geëindig 30 September 2005 Sent	Ses maande geëindig 30 September 2004 Sent	Jaar geëindig 31 Maart 2005 Sent
Wesensverdienste	**497.9**	497.0	1 013.3
– Verwater	**487.9**	480.6	985.8
Wesensverdienste – Nie-herhalende gedeelte van SEB-koste uitgesluit	**563.7**	497.0	1 013.3
– Verwater	**553.4**	480.6	985.8
Basiese verdienste	**1 122.4**	789.8	1 712.9
– Verwater	**1 110.6**	763.3	1 677.2
Dividende			
Gewoon	**133.00**	116.00	314.00
– Tussen	**133.00**	116.00	116.00
– Finaal			198.00
Spesiaal (betaal op 22 Augustus 2005)	**600.00**		

VERKORTE GEKONSOLIDEERDE STAAT VAN VERANDERINGE IN EKWITEIT

	Ses maande geëindig 30 September 2005 R'm	Ses maande geëindig 30 September 2004 R'm	Jaar geëindig 31 Maart 2005 R'm
Saldo op 1 April	**36 844**	30 926	30 926
IFRS-aansuiwerings op 1 April	**(341)**	–	–
Hersaamgestelde saldo op 1 April	**36 503**	30 926	30 926
Netto billike waarde aanpassings vir die tydperk	**584**	10	46
Netto wins	**5 674**	4 132	8 925
Dividende betaal	**(3 975)**	(2 025)	(2 645)
Kapitaal deur minderhede geïnvesteer	**5**	11	21
Wisselkoersaanpassings	**(682)**	84	250
Veranderinge in reserwes van geassosieerde maatskappye en ander bewegings	**50**	678	569
Aandele deur volfiliaal teruggekoop (tesourie-aandele)	**(563)**	(415)	(1 235)
Netto aandele deur Die Remgro Aandeletrust gekoop*	**2**	18	(24)
Langtermyn aandele-aansporingskemareserwe	**8**	12	11
Totale aandeelhouersekwiteit	**37 606**	33 431	36 844

** Ook verantwoord as tesourie-aandele*

ABRIDGED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30 September 2005 R'm	2004 R'm	Year ended 31 March 2005 R'm
Cash generated from operations	**700**	458	1 764
Taxation paid	**(267)**	(336)	(546)
Dividends received	**1 536**	1 412	2 453
Cash available from operating activities	**1 969**	1 534	3 671
Dividends paid	**(3 975)**	(2 023)	(2 642)
Net cash flow from operating activities	**(2 006)**	(489)	1 029
Investing activities	**4 724**	(556)	(2 184)
Financing activities	**(31)**	14	9
Net increase/(decrease) in cash and cash equivalents	**2 687**	(1 031)	(1 146)
Cash and cash equivalents at the beginning of the period	**2 247**	3 393	3 393
Cash and cash equivalents at the end of the period	**4 934**	2 362	2 247
Cash and cash equivalents – per balance sheet	**5 231**	2 469	2 372
Bank overdraft	**(297)**	(107)	(125)

ADDITIONAL INFORMATION – EXCEPTIONAL ITEMS

	Six months ended 30 September 2005 R'm	2004 R'm	Year ended 31 March 2005 R'm
Exceptional items			
Exceptional items of subsidiary companies:			
Capital gain on the sale of investments and business	–	–	2 100
Net capital gain on the sale of investments and businesses	**3 043**	–	45
Other exceptional items	–	–	49
Total before taxation – per income statement	**3 043**	–	2 194
Taxation	**(337)**	–	(8)
Total after taxation	**2 706**	–	2 186
Share of exceptional items of associated companies			
Non-recurring portion of BEE costs	**(319)**	–	–
Other exceptional items	**370**	1 446	1 257
Grand total	**2 757**	1 446	3 443
Attributable to minorities	–	–	(20)
Attributable to equity holders	**2 757**	1 446	3 423

COMMENTS

Headline earnings per share for the six months ended 30 September 2005 according to the revised report increased by 0.2% from 497.0 cents in 2004 to 497.9 cents. Headline earnings per share excluding the non-recurring portion of black economic empowerment ("BEE") costs increased by 13.4%. Remgro's headline earnings per share for the half-year to 30 September 2005 was previously reported as 579.4 cents (2004 : 491.4 cents).

The results for the full year to 31 March 2006 will include further non-recurring BEE costs attributable to Remgro due to the BEE transactions concluded by Distell Group Limited and Medi-Clinic Corporation Limited during the second half of the financial year.

Signed on behalf of the Board of Directors.

Johann Rupert
Chairman

Thys Visser
Chief Executive Officer

Stellenbosch
19 April 2006

DIRECTORATE

NON-EXECUTIVE DIRECTORS

Johann Rupert *(Chairman)*, E de la H Hertzog *(Deputy Chairman)*, P E Beyers, G D de Jager*, J W Dreyer, P K Harris*, E Molobi*, J F Mouton*, D Prins*, F Robertson*
(Independent)*

EXECUTIVE DIRECTORS

M H Visser *(Chief Executive Officer)*, W E Bührmann, D M Falck, J A Preller (Mrs), T van Wyk

CORPORATE INFORMATION

SECRETARY

M Lubbe (Mrs)

LISTING

JSE Limited
Sector: Financial – Investment Companies

AMERICAN DEPOSITARY RECEIPT (ADR) PROGRAM

Cusip number 75956M107 – ADR to ordinary share 1 : 1

DEPOSITARY

The Bank of New York, 101 Barclay Street, New York NY 10286

BUSINESS ADDRESS AND REGISTERED OFFICE

Carpe Diem Office Park, Quantum Street,
Techno Park, Stellenbosch 7600
(PO Box 456, Stellenbosch 7599)

TRANSFER SECRETARIES

Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg 2001
(PO Box 61051, Marshalltown 2107)

AUDITORS

PricewaterhouseCoopers Inc.
Stellenbosch

SPONSOR

Rand Merchant Bank (A division of FirstRand Bank Limited)

WEBSITE

www.remgro.com

	Ses maande geëindig 30 September 2005 R'm	2004 R'm	Jaar geëindig 31 Maart 2005 R'm
Kontant uit bedrywighede voortgebring	**700**	458	1 764
Belasting betaal	**(267)**	(336)	(546)
Dividende ontvang	**1 536**	1 412	2 453
Kontant beskikbaar uit bedryfsaktiwiteite	**1 969**	1 534	3 671
Dividende betaal	**(3 975)**	(2 023)	(2 642)
Netto kontantvloei uit bedryfsaktiwiteite	**(2 006)**	(489)	1 029
Beleggingsaktiwiteite	**4 724**	(556)	(2 184)
Finansieringsaktiwiteite	**(31)**	14	9
Netto toename/(afname) in kontant en kontantekwivalente	**2 687**	(1 031)	(1 146)
Kontant en kontantekwivalente aan die begin van die tydperk	**2 247**	3 393	3 393
Kontant en kontantekwivalente aan die einde van die tydperk	**4 934**	2 362	2 247
Kontant en kontantekwivalente – per balansstaat	**5 231**	2 469	2 372
Oortrokke bankrekening	**(297)**	(107)	(125)

ADDISIONELE INLIGTING – UITSONDERLIKE ITEMS

	Ses maande geëindig 30 September 2005 R'm	2004 R'm	Jaar geëindig 31 Maart 2005 R'm
Uitsonderlike items			
Uitsonderlike items van filiaalmaatskappye:			
Kapitaalwins met aflossing van skuldbriewe deur R&R	**–**	–	2 100
Netto kapitaalwins met verkoop van beleggings en besighede	**3 043**	–	45
Ander uitsonderlike items	**–**	–	49
Totaal voor belasting – per inkomstestaat	**3 043**	–	2 194
Belasting	**(337)**	–	(8)
Totaal na belasting	**2 706**	–	2 186
Belang in uitsonderlike items van geassosieerde maatskappye			
Nie-herhalende gedeelte van SEB-koste	**(319)**	–	–
Ander uitsonderlike items	**370**	1 446	1 257
Groottotaal	**2 757**	1 446	3 443
Toeskryfbaar aan minderhede	**–**	–	(20)
Toeskryfbaar aan ekwiteithouers	**2 757**	1 446	3 423

KOMMENTAAR

Wesensverdienste per aandeel vir die ses maande geëindig 30 September 2005 volgens die gewysigde verslag het met 0.2% van 497.0 sent in 2004 tot 497.9 sent toegeneem. Wesensverdienste per aandeel uitgesluit die nie-herhalende gedeelte van swart ekonomiese bemagtigings ("SEB")-koste het met 13.4% toegeneem. Remgro se wesensverdienste per aandeel vir die halfjaar tot 30 September 2005 was voorheen as 579.4 sent (2004 : 491.4 sent) gerapporteer.

Die resultate vir die voljaar tot 31 Maart 2006 sal verdere nie-herhalende SEB-koste toeskryfbaar aan Remgro insluit weens SEB-transaksies deur Distell Groep Beperk en Medi-Clinic Korporasie Beperk aangegaan gedurende die tweede helfte van die finansiële jaar.

Geteken namens die raad van direkteure.

Johann Rupert
Voorsitter

Thys Visser
Hoofuitvoerende beampte

Stellenbosch
19 April 2006

DIREKSIE

NIE-UITVOERENDE DIREKTEURE

Johann Rupert *(Voorsitter)*, E de la H Hertzog *(Ondervoorsitter)*, P E Beyers, G D de Jager*, J W Dreyer, P K Harris*, E Molobi*, J F Mouton*, D Prins*, F Robertson*

(Onafhanklik)*

UITVOERENDE DIREKTEURE

M H Visser *(Hoofuitvoerende beampte)*, W E Bührmann, D M Falck, J A Preller (Mev), T van Wyk

MAATSKAPPY-INLIGTING

SEKRETARIS

M Lubbe (Mev)

NOTERING

JSE Beperk

Sektor: Finansieel – Beleggingsmaatskappye

AMERICAN DEPOSITARY RECEIPT (ADR) PROGRAM

Cusip nommer 75956M107 – ADR tot gewone aandeel 1 : 1

DEPOSITARIS

The Bank of New York, 101 Barclay Street, New York NY 10286

SAKE-ADRES EN GEREGISTREERDE KANTOOR

Carpe Diem Kantoorgebou, Quantumstraat

Tegnopark, Stellenbosch 7600

(Posbus 456, Stellenbosch 7599)

OORDRAGSEKRETARIS

Computershare Investor Services 2004 (Edms) Beperk,

Marshallstraat 70, Johannesburg 2001

(Posbus 61051, Marshalltown 2107)

OUDITEURE

PricewaterhouseCoopers Ing.,

Stellenbosch

BORG

Rand Aksepbank ('n Deel van FirstRand Bank Beperk)

WEBWERF

www.remgro.com

Remgro
Beperk

Registrasienommer 1968/006415/06
ISIN ZAE000026480 · Aandelekode REM

OPGEDATEERDE OORGANGSVERSLAG – OORGANG NA INTERNASIONALE FINANSIËLE RAPPORTERING-STANDAARDE (IFRS)

GEWYSIGDE ONGEOUDITEERDE FINANSIËLE INLIGTING

VIR DIE JAAR GEËINDIG 31 MAART 2005

EN DIE SES MAANDE GEËINDIG 30 SEPTEMBER 2004

INGEVOLGE IFRS